Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Purchase of Shares by Leigh Wilson

17 May 2016: Caledonia Mining Corporation Plc ("Caledonia") announces that it received notification after market close on May 16, 2016 that Leigh Wilson, Caledonia's chairman has purchased 75,000 common shares in Caledonia at an average price of 100.96 US cents per share.
Following this transaction, Mr. Wilson's total beneficial holding is 75,000 common shares representing 0.14 per cent of the issued share capital of Caledonia.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head Office: Caledonia Mining Corporation plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com